FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2008

Commission File Number    000-30224

CRYPTOLOGIC LIMITED
Marine House, 3rd Floor Clanwilliam Place Dublin 2, Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2008	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY, CXY; NASDAQ: CRYP; LSE: CRP

ALL FINANCIAL FIGURES ARE IN US$

CRYPTOLOGIC FORMS STRATEGIC PARTNERSHIP IN POKER WITH GTECH CORPORATION SUBSIDIARY, BOSS MEDIA AB

Combining poker networks means greater liquidity, significant cost savings

November 12, 2008 (Dublin, IRELAND) – CryptoLogic Limited, a world leader in Internet gaming software, announced today that it has entered into a strategic Internet poker agreement with Boss Media AB, a subsidiary of GTECH Corporation, one of the world’s leading gaming technology and services companies. CryptoLogic will merge its major poker customers with Boss Media’s International Poker Network (IPN) within the first quarter 2009.

The agreement is in line with CryptoLogic’s recently announced growth strategy to focus on its highly popular branded games and its Internet casino business. This migration of CryptoLogic’s poker operations and customers to the Boss Media network, in tandem with other actions, will help generate significant cost savings for CryptoLogic, estimated at $12 million - $15 million per year.

“CryptoLogic’s aggressive action on its new strategy, as witnessed in several recent announcements – and our new agreement with Boss Media, is a major step in our journey back to growth, profitability and returning shareholder value,” said Brian Hadfield, CryptoLogic’s President and CEO. “This partnership provides our poker customers with access to one of the largest poker networks in the world, while helping CryptoLogic reduce costs substantially. Also, it will allow us to focus on the continued development and licensing of the Internet’s most innovative casino games, and to leverage our lead in branded content games in partnership with the world’s top entertainment brands.”

Many of CryptoLogic’s poker licensees, including highly successful brands such as InterPoker and Parbet, are scheduled to join the IPN in early 2009. These sites will continue to use CryptoLogic’s back-office services, with the IPN integrated therein. GTECH Corporation’s subsidiaries, Boss Media and St Minver, will provide a fully managed poker solution to CryptoLogic’s poker licensees.

“This agreement reflects GTECH’s strategy to optimize our assets, and to broaden and grow our international player base — and CryptoLogic is an ideal business partner,” said Atul Bali, President of GTECH’s New Media & Sports Betting Co. “CryptoLogic is widely recognized for its innovation, integrity and commitment to its customers. We are delighted to welcome these customers and their players to our network and significantly increase the liquidity for our new enhanced player base.”

About CryptoLogic® (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a world-leading, blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that has been certified to strict standards similar to land-based gaming.

3RD FLOOR, MARINE HOUSE, CLANWILLIAM COURT,

DUBLIN 2, IRELAND

WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of CryptoLogic software and services to licensees that offer their games around the world to non-U.S. based players. For information on WagerLogic®, visit www.wagerlogic.com. CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

About GTECH Corporation (www.gtech.com)

GTECH Corporation is a leading gaming technology and services company. With 5,900 people in over 50 countries, GTECH provides innovative technology, creative content, and superior service delivery to effectively manage and grow today’s evolving gaming markets. GTECH is a wholly-owned subsidiary of Lottomatica, one of the world’s largest commercial lottery operators and a market leader in the Italian gaming industry.

For more information, please contact:

CryptoLogic, 353 (0) 1 234 0415	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Stephen Taylor, Chief Financial Officer	Daniel Tisch, ext 223/ dtisch@argylecommunications.com
Karen Passmore, ext 228 kpassmore@argylecommunications.com
Corfin Communications (UK media only)
Neil Thapar, +44 207 977 0020
Harry Chathli or Alexis Gore, +44 207 977 0020

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.